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                               HADDAN & ZEPFEL LLP
                       500 Newport Center Drive, Suite 580
                             Newport Beach, CA 92660
                              (949) 706-6000 (949)
                              706-6060 (facsimile)
                          e-mail: rjz@haddanzepfel.com

                                 January 3, 2007

                                                           By Fax (202) 772-9205
                                                           ---------------------

William Bennett
Securities and Exchange Commission
Station Place
100 F St., NE
Washington, D.C. 20549

      Re:   Franklin Wireless Corp.
            Preliminary Information Statement
            File 1-14891

Dear Mr. Bennett:

         This is to follow up our telephone conversation last week about the preliminary information statement of Franklin Wireless Corp. (the "Company"), filed on December 15, 2006. As you may recall, we discussed two issues; first, disclosure of an existing commitment of the Company to issue shares, and second, certain circumstances surrounding the execution of the written consent of shareholders described in the Information Statement.

Information Statement Disclosure
--------------------------------

         We plan to revise the fifth paragraph under the caption "General" to read as follows:

         The Board of Directors of the Company believes that the Amendment is advisable and in the best interests of the Company and its shareholders. The Amendment will increase the number of shares available for issuance, both to satisfy existing commitments to issue Common Stock and for possible future needs. Except for outstanding warrants and stock options, the only current obligation of the Company to issue shares arises out of a stock subscription by C-Motech Co., Ltd, a Korean corporation, issued in September 2006, to purchase 44,000,000 shares of Common Stock for $400,000 in cash. The Company issued 15,000,000 shares to partially fulfill the subscription, but was unable to complete the issuance due to lack of authorized but unissued shares. Upon amendment of the Articles of Incorporation to increase the number of authorized shares, the Company plans to issue the remaining 29,000,000 shares of Common Stock to C-Motech Co., Ltd. complete its obligations under the Subscription Agreement. The remaining additional shares of Common Stock to be authorized may be issued for any proper corporate purpose, including acquiring other businesses or technologies in exchange for shares, entering into joint venture arrangements with other companies in which Common Stock is part of the consideration, stock splits or stock dividends, raising capital through the sale of Common Stock, and attracting and retaining valuable employees by the issuance of stock options or use of stock-based employee benefit plans.


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Securities and Exchange Commission
January 3, 2007
Page 2


Written Consent
---------------

         The purpose of the Information Statement is to describe an action by written consent executed by a small group of shareholders, who together hold a majority of the outstanding shares of Common Stock, approving the amendment of the Articles of Incorporation. You raised the issue of the circumstances surrounding the execution of the consent, because Rule 14a-3, by its terms, generally provides that "no solicitation subject to this regulation" may be made absent compliance with the proxy requirements.

         As a practical matter, any time shareholders of a company whose securities are registered under Section 12(g) act by written consent there is some element of "solicitation" involved, unless a single shareholder holds a majority of the shares. Rule 14c-2, on the use of information statements, specifically contemplates their use in connection with "the taking of corporate action by the written authorization or consent of security holders," so some level of "solicitation" appears to be permissible. Rule14a-2(b) (2) exempts solicitations made "otherwise than on behalf of the registrant" to ten or fewer persons; while not directly applicable to our situation, it certainly sets forth a basis for approaching the situation. Also, of course, consents executed by members of company management are generally not viewed as resulting from a solicitation.

         In Franklin's case, the total number of shares consenting was 543,014,627, or 60.53% of the outstanding shares. Of this amount, 388,809,969 shares, or 43.35% of the total outstanding, were held by members of the Board of Directors or senior management, a total of six individuals (basically, the five persons appearing on the shareholder table plus Nick Lim, the Senior Vice President, Technology and Business Development. Other persons consenting were Hee Joon Kim, a substantial investor in the Company's private offering, with a total of 31,000,000 shares, or 3.46%, and Myung Hee Joo, also a substantial investor in an earlier private offering, holding 29,034,445 shares, or 3.24%. This small group (i.e. management plus two substantial shareholders) accounted for over 50.05% of the outstanding shares, sufficient to approve the transaction. In addition, consents were executed by an additional six shareholders (including immediate family members), bringing the total shares represented over 60%.

         Since this involved such a small group, almost all of whom are actively involved in the Company's management, we don't believe the execution of the written consent was an improper "solicitation." Consistent with Regulation 14C, the Company should be allowed to continue with the preparation and mailing of the Information Statement, as revised in accordance with this letter.

         Please don't hesitate to call if you have any questions.


                                                  Very truly yours,

                                                  /s/ Robert J. Zepfel
                                                  ------------------------------
                                                      Robert J. Zepfel